FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of December, 2002


                            Toyota Motor Corporation
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           Aichi Prefecture 471-8571,
                                      Japan
                    (Address of Principal Executive Offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                              Form 20-F X Form 40-F
                                       ---

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                Yes     No X
                                   ---   ---
     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]


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Materials Contained in this Report:

(1) Executive summary of the Japanese-language Semi-Annual Securities Report submitted to the Chief of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on December 20, 2002. (All financial information was prepared in accordance with generally accepted accounting principles in Japan.)


(2) English-language translation of the registrant's Semi-Annual Consolidated Financial Statements for the six-month period ended September 30, 2002, prepared in accordance with generally accepted accounting principles in Japan, which was filed with the Chief of the Kanto Local Finance Bureau as part of the Semi-Annual Securities Report.


(3) English-language translation of a press release, dated December 17, 2002, relating to the repurchase of 17,058,600 shares for an aggregate purchase price of JPY54,545,306,000.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Toyota Motor Corporation


                                            By:   /s/ Takanori Matsuo
                                                 ---------------------------
Date:  December 24, 2002                         Name:  Takanori Matsuo
                                                 Title: General Manager,
                                                        Accounting Division